Exhibit 3.29b

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:41 PM 02/25/2014
FILED 02:26 PM 02/25/2014
SRV 140235591 - 5023545 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT CHANGING ONLY THE
REGISTERED OFFICE OR REGISTERED AGENT OF A
LIMITED LIABILITY COMPANY

The limited liability company organized and existing under the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1.                                      The name of the limited liability company is Portfolio Solar I, LLC

2.                                      The Registered Office of the limited liability company in the State of Delaware is changed to 1209 Orange Street (street), in the City of Wilmington,Zip Code 19801.  The name of the Registered Agent at such address upon whom process against this limited liability company may be served is The Corporation Trust Company

By:	/s/ Lynne P. Wittkamp
Authorized Person

Name:	Lynne P. Wittkamp
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